Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 12 DATED JANUARY 31, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On January 30, 2019, we announced a daily distribution of $0.0017808219 per share (the “February 2019 Daily Distribution Amount”) (which equates to approximately 5.75% on an annualized basis calculated at the current rate, assuming a $11.30 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019 (the “February 2019 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the February 2019 Distribution Period and the distributions are scheduled to be paid on or prior to April 21, 2019. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.